UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

      BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 Form 20-F ☒                                                                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                                                                    No ☒

Contact:
     Blue Square-Israel Ltd.
     Elli Levinson-Sela
     General Counsel & Corporate Secretary
     Telephone: 972-3-9282670
     Fax: 972-3-9282498
     Email: ellils@bsi.co.il

ALON ISSUES CLARIFICATION TO BLUE SQUARE REGARDING TAX MATTERS IN CONNECTION WITH PROPOSED TRANSACTION

ROSH HAAYIN, Israel – June 22, 2010 – Blue Square – Israel Ltd. (NYSE: BSI) ("Blue Square") announced that pursuant to the previously announced Share Purchase Agreement between BSI and Alon Israel Oil Company Ltd., or Alon, with respect to the acquisition by BSI of Alon's equity interest in Dor-Alon Energy In Israel (1988) Ltd., or Dor Alon, Alon has clarified to BSI that its obligations under Section 10 of the Share Purchase Agreement include Alon's agreement to pay various tax amounts described below, if and to the extent BSI sells its Dor Alon shares to a third party.

In connection with the proposed acquisition, as previously announced, Alon and BSI obtained a pre-ruling from the Israeli Tax Authority.  The pre-ruling is subject to various conditions and provides, among other things, that the cost basis and the purchase date of the shares of Dor Alon for tax purposes in the possession of BSI following the acquisition will be the original price and acquisition date, respectively, as they had been for Alon prior to the acquisition.  Alon has clarified to BSI that, in connection with the payment of tax at the time of any future sale by BSI of all or part of its shares in Dor Alon, if any, to a third party, Alon will pay that portion of any applicable tax payable in an amount equal to the amount of tax deferred by the Tax Authority in its pre-ruling (i.e., the amount of tax that would have been payable by Alon in connection with the acquisition had the acquisition not been tax exempt according to the pre-ruling).

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Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 207 supermarkets under different formats, each offering varying levels of service and pricing.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  our ability to compete effectively against low-priced supermarkets and other competitors; the effect of the recession in Israel on the sales in our stores and on our profitability; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2008 and under the heading "Risk Factors" in our shelf prospectus filed in Israel, portions of which were submitted to the SEC on Form 6-K on February 18, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary

Dated: June 22, 2010